U. S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


                             FORM 4


1.   Name and Address of Reporting Person:
          Frank J. Ferrara, Jr.
          9746 Florida Blvd.
          Walker, Louisiana 70785

2.   Issuer Name and Ticker or Trading Symbol:  Cucos Inc. - CUCO

3.   IRS or Social Security Number of Reporting Person
     (Voluntary):      ###-##-####

4.   Statement for Month/Year: December, 1997

5.   If Amendment, Date of Original (Month/Year): N/A

6. Relationship of Reporting Person to Issuer (Check all applicable):
          __X__ Director
          _____ 10% owner
          _____ Officer (give title below)
          _____ Other (specify below)

          ________________________________



Table II - Derivative Securities Acquired, Disposed of, or
     Beneficially Owned(e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Inst. 3):
          Stock Options (to buy)

2.   Conversion or Exercise Price of Derivative Security:
          $1.25

3.   Transaction Date (Month/Day/Year):
          December 4, 1997

4.   Transaction Code (Instr. 8):
          Code:  A
          V:  V

5.   Number of Derivaties Securities Acquired (A) or Disposed of
     (D) (Instr. 3, 4, and 5):
          (A):  10,000
          (D):

6.   Date Exercisable and Expiration Date (Month/Day/Year):
          Date Exercisable:  December 4, 1998
          Expiration Date:  December 4, 2007

7.   Title and Amount of Underlying Securities (Instr. 3 and 4):
          Title:  Common Stock
          Amount or Number of Shares: 10,000 shares

8.   Price of Derivative Security (Instr. 5): --

9.   Number of Derivative Securities Beneficially Owned at End of
     Month (Instr. 4): 10,000

10.  Ownership Form of Derivative Security:  Direct (D) or
     Indirect (I) (Instr. 4):  D

11.  Nature of Indirect Beneficial Ownership (Instr. 4): N/A



_____________________________________________
/s/ Frank J. Ferrara, Jr.
(Signature of Reporting Person)

Date: January 8, 1998